EXHIBIT 34.2

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit and Finance Committee of the Board of Directors

UnionBanCal Corporation
San Francisco, California

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with Securities and Exchange Commission (SEC) Regulation AB Servicing Criteria, that Union Bank, N.A. (the “Bank”), a wholly-owned subsidiary of UnionBanCal Corporation, complied with the servicing criteria set forth in Item 1122(d) of the SEC’s Regulation AB for the servicing of certain retail installment contracts for World Omni Automobile Lease Securitization Trust 2012-A (the “Platform”) as of December 31, 2013 and for the period from January 1, 2013 to December 31, 2013 excluding criteria 1122(d) (1)(i), (1)(ii), (1)(iii), (1)(iv), (2)(i), (2)(iii), (2)(vi), (2)(vii), (3)(i), (4)(i), (4)(ii), (4)(iii), (4)(iv), (4)(v), (4)(vi), (4)(vii), (4)(viii), (4)(ix), (4)(x), (4)(xi), (4)(xii), (4)(xiii) (4)(xiv), and (4)(xv), which management has determined are not applicable to the activities performed by the Bank with respect to the Platform. Management is responsible for the Bank’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Bank’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Bank performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Bank during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Bank complied with the aforementioned applicable servicing criteria as of December 31, 2013 and for the period from January 1, 2013 to December 31, 2013 for the World Omni Automobile Lease Securitization Trust 2012-A, is fairly stated, in all material respects.

/s/ Deloitte & Touche LLP

February 24, 2014

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